

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2025

Matthew Walker
Chief Executive Officer
Tejon Ranch Co.
P.O Box 1000
Lebec, California 93243

> **Re: Tejon Ranch Co.**
>   **Registration Statement on Form S-3**
>   **Filed May 16, 2025**
>   **File No. 333-287361**

Dear Matthew Walker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ari Lanin, Esq.